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PROSPECTUS                                         Registration Number 333-56895
                                                   Filed Pursuant Rule 424(b)(3)


                                 846,154 SHARES

                                 WORLDCOM, INC.

                                  COMMON STOCK

                           -------------------------

         This Prospectus relates to 846,154 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of WorldCom, Inc., a Georgia corporation ("WorldCom" or the "Company"). The Shares are held by David
C. McCourt, Michael A. Adams, Nicolas A. Kensington and Costa Kensington (the "Selling Shareholders"), who include certain former shareholders of McCourt Fiber Network, Inc., a Massachusetts corporation. See "Selling Shareholders."

         WorldCom will not receive any proceeds from the sale of Shares by the Selling Shareholders. All expenses incurred in connection with this offering are being borne by the Company, other than any commissions or discounts paid or allowed by the Selling Shareholders to underwriters, dealers, brokers or agents.

         The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on The Nasdaq National Market at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         The Common Stock is traded on The Nasdaq National Market under the symbol "WCOM." The last reported sale price of the Common Stock as reported on The Nasdaq National Market on June 22, 1998, was $47 9/16 per share.

                           -------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June 23, 1998.



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         NO PERSON HAS BEEN AUTHORIZED BY WORLDCOM TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WORLDCOM. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY OR CREATE ANY IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORLDCOM OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

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                                                 TABLE OF CONTENTS
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AVAILABLE INFORMATION.............................................................................................1

INCORPORATION OF DOCUMENTS BY REFERENCE...........................................................................2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.........................................................3

RISK FACTORS......................................................................................................3

PLAN OF DISTRIBUTION.............................................................................................11

INFORMATION REGARDING WORLDCOM...................................................................................12

INFORMATION REGARDING SELLING SHAREHOLDERS.......................................................................14

DESCRIPTION OF WORLDCOM CAPITAL STOCK............................................................................15

EXPERTS..........................................................................................................23


                              AVAILABLE INFORMATION

         WorldCom is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by WorldCom may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. This Web site can be accessed at http://www.sec.gov. In addition, material filed by WorldCom can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), at 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by WorldCom under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Reference is made to the Registration Statement for further information with respect to WorldCom and the WorldCom Common Stock. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.

         "WorldCom" is a service mark of the Company.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by WorldCom (formerly Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) pursuant to the Exchange Act are incorporated herein by reference:

                     (1) WorldCom's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "WorldCom 1997 Form 10-K");

                     (2) WorldCom's Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

                     (3) WorldCom's Current Reports on Form 8-K dated August 25, 1996 (filed August 26, 1996, and as amended on Forms 8-K/A filed November 4, 1996, November 20, 1996, and December 19, 1997), November 9, 1997 (filed November 12, 1997, and as amended on Forms 8-K/A-1 filed January 27, 1998 (the "January 1998 Form 8-K"), and on Form 8-K/A-2 filed January 28, 1998 and on Form 8-K/A-3 filed May 28, 1998), January 29, 1998 (filed February 12, 1998) and May 28, 1998 (filed May 28,
         1998);

                     (4) the description of WorldCom's (formerly Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in WorldCom's Registration Statement on Form S-4 (File No. 333-16015), as declared effective by the Commission on November 14, 1996, which includes the Joint Proxy Statement/Prospectus dated November 14, 1996 with respect to WorldCom's Special Meeting of Shareholders held on December 20, 1996, under the following captions:
         "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders";

                     (5) the description of WorldCom's Preferred Stock Purchase Rights contained in WorldCom's Registration Statement on Form 8-A dated August 26, 1996, as updated by WorldCom's Current Report on Form 8-K dated May 22, 1997 (filed June 6, 1997); and

                     (6) the description of the WorldCom Series B Convertible Preferred Stock (the "WorldCom Series B Preferred Stock") contained in WorldCom's Registration Statement on Form 8-A dated November 13, 1996.

     All documents filed by WorldCom with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein, or in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY

REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON, TO WORLDCOM, INC., 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702, ATTENTION: STEPHANIE Q. SCOTT, DIRECTOR OF FINANCIAL REPORTING (TELEPHONE: (601) 360-8600).

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"):

         (i) certain statements, including possible or assumed future results of operations of WorldCom, CompuServe Corporation ("CompuServe"), MCI Communications Corporation ("MCI"), Brooks Fiber Properties, Inc. ("BFP"), ANS Communications, Inc. ("ANS"), and the combined companies contained in "Risk Factors" and "Information Regarding WorldCom -- Recent Developments," including any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to therein, and certain statements incorporated by reference from documents filed with the Commission by WorldCom and MCI, including any statements contained herein or therein regarding the development of possible or assumed future results of operations of WorldCom's and MCI's businesses, the markets for WorldCom's and MCI's services and products, anticipated capital expenditures, regulatory developments, competition or the effects of the pending merger (the "MCI/WorldCom Merger") of MCI with and into TC Investments Corp., a wholly owned subsidiary of WorldCom ("MCI Merger Sub"), the recently completed merger (the "CompuServe Merger") of a wholly owned subsidiary of WorldCom with and into CompuServe, the recently completed transactions (the "AOL Transaction") contemplated by the Purchase and Sale Agreement (the "AOL Agreement") with America Online, Inc. ("AOL") or the recently completed merger (the "BFP Merger") of a wholly owned acquisition subsidiary of WorldCom with and into BFP;

         (ii) any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends" or similar expressions; and

         (iii) other statements contained or incorporated by reference herein regarding matters that are not historical facts.

         Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements; factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors." Potential purchasers of WorldCom Common Stock are cautioned not to place undue reliance on such statements, which speak only as of the date thereof.

         The independent public accountants have not examined or compiled the accompanying forward-looking statements or any forecasts or other projections referred to herein and, accordingly, do not provide any assurance with respect to such statements.

         The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by WorldCom or persons acting on its behalf. WorldCom does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

         Prospective purchasers of WorldCom Common Stock should carefully consider all of the information contained in this Prospectus, including the following factors, in evaluating WorldCom and its business before purchasing such WorldCom Common Stock. In particular, prospective investors should note that this Prospectus contains forward-looking statements within the meaning of the PSLRA and that actual results could differ materially




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from those contemplated by such statements. See "Cautionary Statement Regarding
Forward Looking Statements." The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

RISKS RELATED TO THE MCI/WORLDCOM MERGER AND OTHER ACQUISITIONS

Uncertainties in Integrating the Acquired Companies and Achieving Cost Savings

         WorldCom entered into the MCI/WorldCom Merger Agreement (as defined herein), and recently completed the BFP Merger, the CompuServe Merger and the AOL Transaction, in each case with the expectation that the transactions will result in certain benefits, including, without limitation, cost savings, operating efficiencies, revenue enhancements and other synergies. See "Information Regarding WorldCom -- Recent Developments." Achieving the benefits of the MCI/WorldCom Merger (which would be significantly larger than previous acquisitions completed by WorldCom), the BFP Merger, the CompuServe Merger and the AOL Transaction, will depend in part upon the integration of the businesses of WorldCom together with MCI, BFP, CompuServe Network Services ("CNS") and ANS, in an efficient manner, and there can be no assurance that this will occur. The consolidation of operations will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition and integration processes could have a material adverse effect on the revenues, levels of expenses and operating results of the combined companies. There can be no assurance that the combined companies will realize any of their anticipated benefits. For a discussion of other factors and assumptions related to the synergy estimates see "Item 5. Other Events - The MCI/WorldCom Merger - Effects of the MCI/WorldCom Merger; Estimated Synergies" contained in the January 1998 Form 8-K incorporated herein by reference.

Necessity of Receiving Governmental Approvals Prior to the MCI/WorldCom Merger; Risks Associated with Failure to Obtain Approvals of Certain Governmental Authorities

         The consummation of the MCI/WorldCom Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), and confirmation from the Commission of the European Communities (the "European Commission") by way of a decision under Council Regulation 4064/89 (the "Merger Control Regulation") that the MCI/WorldCom Merger does not create or strengthen a dominant position as a result of which competition would be significantly impeded in the European common market. The waiting period under the Hart-Scott-Rodino Act expired on March 31, 1998, although the U.S. Department of Justice is continuing to review the transaction. In addition, other authorizations and approvals of various governmental agencies, both domestic and foreign, with respect to the transactions contemplated by the MCI/WorldCom Merger Agreement, relating primarily to the Federal Communications Commission (the "FCC"), and state public utility or service commissions ("PUCs"), must be received prior to consummation of the MCI/WorldCom Merger. There can be no assurance that such authorizations, approvals or decisions will be granted, or, if granted will not contain certain material conditions or restrictions, that an injunction will not be issued by a court of competent jurisdiction enjoining the consummation of the MCI/WorldCom Merger or that a challenge to the MCI/WorldCom Merger on the grounds that it violates U.S. antitrust laws or is not compatible with the European common market will not be made, or if a challenge is made, what the result will be.

         Consummation of the MCI/WorldCom Merger is subject to additional approvals from certain governmental authorities. If such approvals have not been received at such time as all other material conditions to the MCI/WorldCom Merger have been satisfied or waived, MCI and WorldCom may nonetheless determine to consummate the MCI/WorldCom Merger. Although MCI and WorldCom are seeking such approvals, it is uncertain whether such approvals will be timely received from, among others, every jurisdiction in which MCI and WorldCom are authorized to do business. If MCI and WorldCom determine to consummate the MCI/WorldCom Merger without having received all such approvals, no assurance can be given that any resulting loss of business would not have a material adverse effect on the businesses, prospects, financial condition or results of operations of

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WorldCom and MCI on a combined basis. See "Item 5. Other Events -- The
MCI/WorldCom Merger -- Certain Regulatory Filings and Approvals" contained in the January 1998 Form 8-K incorporated herein by reference.

The Effect of Stock Price Fluctuations

         The relative stock prices of Common Stock in the future may vary significantly from the prices as of the date hereof. These variances may be due to changes in the businesses, operations, results and prospects of WorldCom, as well as MCI, market assessments of the likelihood that the MCI/WorldCom Merger will be consummated and the timing thereof, the effect of any conditions or restrictions imposed on or proposed with respect to any of the combined companies by regulatory agencies in connection with or following consummation of the MCI/WorldCom Merger, general market and economic conditions, and other factors. In addition, the stock market generally has experienced significant price and volume fluctuations. These market fluctuations could have a material adverse effect on the market price or liquidity of WorldCom Common Stock.

RISKS RELATING TO THE BUSINESSES AND OPERATIONS OF WORLDCOM

         Investors should be aware that business and other risks described herein as applicable to WorldCom are generally also applicable to MCI.

Debt Service, Interest Rate Fluctuations, Other Restrictive Covenants and Capital Spending

         In connection with the MCI/WorldCom Merger, WorldCom has agreed to pay British Telecommunications plc ("BT") $51.00 in cash without interest for each share of Class A common stock ("MCI Class A Common Stock") of MCI it owns, or $6.94 billion in the aggregate. Additionally, WorldCom has paid BT a fee of $465 million to induce BT to terminate the previously signed BT/MCI Merger Agreement (as defined herein) and enter into the BT Agreement (as defined herein). See "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger." WorldCom expects to fund the remaining commitment through a combination of commercial bank and public debt financings. The MCI/WorldCom Merger is expected to close by mid-year 1998, and therefore funding of this commitment is not expected to occur until the second half of 1998. Increases in interest rates on WorldCom's debt would have an adverse effect upon WorldCom's reported net income and cash flow. WorldCom believes that the combined operations of WorldCom, CNS, ANS, and, upon consummation of the MCI/WorldCom Merger, MCI, would generate sufficient cash flow to service WorldCom's debt and capital requirements; however, economic downturns, increased interest rates and other adverse developments, including factors beyond WorldCom's control, could impair its ability to service its indebtedness. In addition, the cash flow required to service WorldCom's debt may reduce its ability to fund internal growth, additional acquisitions and capital improvements.

         The development of the businesses of the combined companies and the installation and expansion of their domestic and international networks would continue to require significant capital expenditures. Failure to have access to sufficient funds for capital expenditures on acceptable terms or the failure to achieve capital expenditure synergies may require the combined company to delay or abandon some of its plans, which could have a material adverse effect on the success of the combined company. The Company has historically utilized a combination of cash flow from operations and debt to finance capital expenditures and a mixture of cash flow, debt and stock to finance acquisitions. The Company expects to experience increased capital intensity due to network expansion and merger related expenses as noted above and believes that funding needs in excess of internally generated cash flow and the Company's existing credit facilities will be met by accessing the debt markets. The Company has filed shelf registration statements on Form S-3 with the Commission for the sale, from time to time, of one or more series of unsecured debt securities having an aggregate value of $6.0 billion. The Company expects to utilize the shelf registrations in connection with the MCI/WorldCom Merger and the $6.94 billion payment to BT during 1998. No assurance can be given that any public financing will be available on terms acceptable to the Company.


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Acquisition Integration

         A major portion of WorldCom's growth in recent years has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by WorldCom's management, while WorldCom continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness as a result of the acquisition and the consequent need to service that indebtedness. In addition, the issuance of stock in connection with acquisitions dilutes the voting power and may dilute the economic interests of existing shareholders. In carrying out its acquisition strategy, WorldCom attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but there can be no assurance that it will be successful in doing so. In addition, there can be no assurance that WorldCom will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

Risks of International Business

         The Company derives substantial revenues from providing international communications services to United States commercial and carrier customers. Such operations are subject to certain risks such as changes in United States or foreign government regulatory policies, disruption, suspension or termination of operating agreements, and currency fluctuations. In particular, the Company's revenues and costs of sales are sensitive to changes in international settlement rates and international traffic routing patterns. The rates that the Company can charge its customers for international services may decrease in the future due to the entry of new carriers with substantial resources, aggressiveness on the part of new or existing carriers, the widespread resale of international private lines to provide switched voice services, the provision of international services via non-traditional means including the Internet, the consummation of mergers, joint ventures and alliances among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new undersea fiber optic cables and new high capacity satellite systems in the Atlantic, Pacific and Indian Ocean regions.

Risks of Overseas Business Operations

         The Company derives substantial revenues from providing services to customers in overseas locations, particularly the United Kingdom and Germany. Such operations are subject to certain risks such as changes in the legal and regulatory policies of the foreign jurisdiction, local political and economic developments, currency fluctuations, exchange controls, royalty and tax increases, retroactive tax claims, expropriation, and import and export regulations and other laws and policies of the United States affecting foreign trade, investment and taxation. In addition, in the event of any dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts and may not be successful in subjecting foreign persons or entities to the jurisdiction of the courts in the United States. WorldCom may also be hindered or prevented from enforcing its rights with respect to foreign governments because of the doctrine of sovereign immunity. There can be no assurance that the laws, regulations or administrative practices of foreign countries relating to WorldCom's ability to do business in that country will not change. Any such change could have a material adverse effect on WorldCom's financial condition and results of operations.

Rapid Technological Change; Dependence upon Product Development

         The telecommunications industry is subject to rapid and significant changes in technology. While WorldCom does not believe that, for the foreseeable future, these changes will either materially or adversely affect the continued use of fiber optic cable or materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of WorldCom cannot be predicted.

         The market for the data communications products and services of UUNET Technologies, Inc., a wholly owned subsidiary of WorldCom ("UUNET"), CNS and ANS, including Internet access and related products, is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely manner. The Company also will be at risk from fundamental changes in the way data communications, including Internet access, services are marketed and delivered. The Company's Internet service strategy assumes that the Transmission Control Protocol/Internet Protocol, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocol and transport infrastructure for Internet-related services. Emerging transport alternatives include wireless cable modems and satellite delivery of Internet information; alternative open protocol and proprietary protocol standards have been or are being developed. WorldCom's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that WorldCom will succeed in adapting its data communications services business to alternate access devices, conduits and protocols.

Regulation Risks

         WorldCom's operating subsidiaries are subject to varying degrees of federal, state, local and international regulation. In the United States, WorldCom's subsidiaries are most heavily regulated by the states, especially for the provision of local exchange services. Each such subsidiary must be separately certified in each state to offer local exchange and intrastate long distance services. No state, however, subjects WorldCom to price cap or rate of return regulation, nor is WorldCom currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic services, other than licenses for specific terrestrial microwave and satellite earth station facilities which utilize radio frequency spectrum. FCC approval is required, however, for the installation and operation of international facilities and services. WorldCom is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts business including authorization for the installation and operation of network facilities. Although the trend in federal, state, local and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States and abroad would not have a material adverse effect on WorldCom.

         General. On February 8, 1996, President Clinton signed the Telecommunications Act of 1996 (the "Telecom Act"), which permits the Bell Operating Companies (the "BOCs") to provide domestic and international long distance services to customers located outside of the BOCs' home regions; permits a petitioning BOC to provide domestic and international long distance services to customers within its operating area on a state by state basis upon a finding by the FCC that a petitioning BOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; and removes existing barriers to entry into local service markets. Additionally, there were significant changes in: the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; procedures to revise universal service standards; and penalties for unauthorized switching of customers. The FCC has instituted and, in most instances completed, proceedings addressing the implementation of this legislation.

         In implementing the Telecom Act, the FCC established nationwide rules designed to encourage new entrants to participate in the local services markets through interconnection with the incumbent local exchange carriers ("ILECs"), resale of ILECs' retail services, and use of individual and combinations of unbundled network elements. These rules set the groundwork for the statutory criteria governing BOC entry into the long distance market. Appeals of the FCC order adopting those rules were consolidated before the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit"). The Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecom Act that were ordered by certain PUCs to be premature, but vacated significant portions of the FCC's nationwide pricing rules, and vacated an FCC rule requiring that unbundled network elements be provided on a combined basis. In response to requests by the Solicitor General, on behalf of the FCC, and certain other parties, including WorldCom, the United States Supreme Court has agreed to review the decision of the Eighth Circuit. Certain BOCs have also raised constitutional challenges to provisions of the

Telecom Act restricting BOC provision of long distance services, manufacturing of telecommunications equipment, electronic publishing and alarm monitoring services. On December 31, 1997, the United States District Court for the Northern District of Texas (the "Texas District Court") ruled that these restrictions violate the Bill of Attainder Clause of the U.S. Constitution. Currently, this decision only applies to SBC Corporation ("SBC"), US WEST Communications Group ("US WEST"), and Bell Atlantic Corporation ("Bell Atlantic"). At the request of various parties, on February 11, 1998 the Texas District Court issued a stay of its decision pending appeal. AT&T Corp. ("AT&T"), MCI, the Department of Justice, the FCC and other parties have appealed the decision to the United States Court of Appeals for the Fifth Circuit. BellSouth Corporation ("BellSouth") raised the Bill of Attainder issue in its appeal before the United States Court of Appeals for the Fifth Circuit of the electronic publishing restrictions imposed under the Telecom Act. The Fifth Circuit held that the Telecom Act did not constitute a Bill of Attainder in respect to BellSouth's activities in the electronic publishing business. WorldCom cannot predict either the ultimate outcome of these or future challenges to the Telecom Act, any related appeals of regulatory or court decisions, or the eventual effect on its businesses or the industry in general.

         The FCC has denied applications filed by Ameritech Corporation ("Ameritech"), SBC and BellSouth seeking authority to provide inter-local access transport area ("interLATA") long distance service in Michigan, Oklahoma, Louisiana and South Carolina, respectively. SBC appealed the FCC's denial of its application covering Oklahoma to the United States Court of Appeals for the District of Columbia Circuit. The Court has affirmed the FCC's denial of that application. In its denial of an Ameritech application and a BellSouth application, the FCC provided detailed guidance to applicants regarding the obligations of the applicants, the format of future applications, the content of future applications, and the review standards that it will apply in evaluating any future applications. The National Association of Regulatory Utility Commissioners and several state regulatory commissions have appealed jurisdictional aspects of that Ameritech application denial to the Eighth Circuit. WorldCom cannot predict either the outcome of these appeals, or the BOCs' willingness to abide by these FCC guidelines, or the timing or outcome of future applications submitted to the FCC. Additionally, several Regional Bell Operating Companies ("RBOCs") have filed petitions requesting that the FCC forbear from imposing the line of business restrictions upon their data service offerings and the data network deployment. Other BOCs have filed or announced their intention to file applications at the FCC for authority to provide interLATA services. Additionally, the FCC and several PUCs are considering a proposal that would allow BOCs electing to create separate wholesale network and retail organizations to enter the long distance market on an accelerated basis. WorldCom cannot predict the outcome of these proceedings or whether the outcome will have a material impact upon its consolidated financial position or results of operations.

         On May 7, 1997, the FCC announced that it will issue a series of orders that will reform Universal Service Subsidy allocations and adopted various reforms to the existing rate structure for interstate access services provided by the ILECs that are designed to reduce access charges, over time, to more economically efficient levels and rate structures. It also affirmed that information service providers (including, among others, Internet service providers ("ISPs")) should not be subject to existing access charges ("ISP Exemption"). Petitions for reconsideration of, among other things, the access service and ISP Exemption related actions were filed before the FCC and appeals taken to various United States Courts of Appeals. On reconsideration, the FCC in significant part affirmed the access charge and ISP Exemption actions and the court appeals have been consolidated before the Eighth Circuit. Also, several state agencies have started proceedings to address the reallocation of implicit subsidies contained in the access rates and retail service rates to state universal service funds. Access charges are a principal component of WorldCom's telecommunication expense. Additionally, modification of the ISP Exemption could have an adverse effect on the Company's Internet-related services business. WorldCom cannot predict either the outcome of these appeals or whether or not the result(s) will have a material impact upon its consolidated financial position or results of operations.

         The FCC issued on December 24, 1996, a Notice of Inquiry to seek comment on whether it should consider various actions relating to interstate information services and the Internet. The FCC recognized that these services and recent technological advances may be constrained by current regulatory practices that have their foundations in traditional circuit switched telecommunications services and technologies. Based upon this and other proceedings, the FCC may permit telecommunications companies, BOCs, or others to increase the scope or reduce the cost of their Internet access services. WorldCom cannot predict the effect that the Notice of Inquiry, the Telecom Act or any future legislation, regulation or regulatory changes may have on its consolidated financial position or results of operations.

         International. In December 1996, the FCC adopted a new policy that makes it easier for United States international carriers to obtain authority to route international public switched voice traffic to and from the United States outside of the traditional settlement rate and proportionate return regimes. In February 1997, the United States entered into a World Trade Organization Agreement (the "WTO Agreement") that should have the effect of liberalizing the provision of switched voice telephone and other telecommunications services in scores of foreign countries over the next several years. The WTO Agreement became effective in February 1998. In order to comply with United States commitments to the WTO Agreement, the FCC implemented new rules in February 1998 that liberalize existing policies regarding (i) the services that may be provided by foreign affiliated United States international common carriers, including carriers controlled or more than 25 percent owned by foreign carriers that have market power in their home markets, and (ii) the provision of international switched voice services outside of the traditional settlement rate and proportionate return regimes. The new rules make it much easier for foreign affiliated carriers to enter the United States market for the provision of international services.

         In August 1997, the FCC adopted mandatory settlement rate benchmarks. These benchmarks are intended to reduce the rates that United States carriers pay foreign carriers to terminate traffic in their home countries. The FCC will also prohibit a United States carrier affiliated with a foreign carrier from providing facilities-based service to the foreign carrier's home market until and unless the foreign carrier has implemented a settlement rate within the benchmark. The FCC also adopted new rules that will liberalize the provision of switched services over private lines to World Trade Organization member countries, by allowing such services on routes where 50% or more of United States billed traffic is being terminated in the foreign country at or below the applicable settlement rate benchmark or where the foreign country's rules concerning provision of international switched services over private lines are deemed equivalent to United States rules.

         Although the FCC's new policies and implementation of the WTO Agreement may result in lower costs to WorldCom to terminate international traffic, there is a risk that the revenues that WorldCom will receive from inbound international traffic may decrease to an even greater degree. The implementation of the WTO Agreement may also make it easier for foreign carriers with market power in their home markets to offer United States and foreign customers end-to-end services to the disadvantage of WorldCom, which may continue to face substantial obstacles in obtaining from foreign governments and foreign carriers the authority and facilities to provide such end-to-end services. Further, many foreign carriers have challenged, in court and at the FCC, the FCC's order adopting mandatory settlement rate benchmarks. If the FCC's settlement rate benchmark order was overturned, it could accelerate the full-fledged entry of foreign carriers into the United States, and make it more advantageous for foreign carriers to route international traffic into the United States at low, cost-based termination rates, while United States carriers would continue to have little choice but to route international traffic into most foreign countries at much higher, above cost, settlement rates.

Competition

         Virtually every aspect of the telecommunications industry is extremely competitive, and WorldCom expects that competition will intensify in the future. WorldCom (including UUNET, CNS, ANS and BFP) faces significant competition from carriers and other companies with greater market share and financial resources. WorldCom competes domestically with incumbent providers, which have historically dominated local telecommunications, and with long distance carriers, for the provision of long distance services. Sometimes the incumbent provider offers both local and long distance services. The ILECs presently have numerous advantages as a result of their historic monopoly control over local exchanges. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to WorldCom. Many of WorldCom's existing and potential competitors have financial, personnel and other resources significantly greater than those of WorldCom. WorldCom also faces competition from one or more competitors in every area of their businesses, including competitive access providers operating fiber optic networks, in some cases in conjunction with the local cable television operator. Several competitors have announced the deployment of nationwide fiber networks using advanced state-of-the-art technologies. AT&T and Sprint Corporation ("Sprint") have indicated their intention to offer local telecommunications services in major United States markets using their own facilities, including in AT&T's case, the announced acquisition of the facilities and business of Teleport Communications Group, Inc., or by resale of the local exchange carriers' or other providers' services. In addition, WorldCom competes with equipment vendors and installers and telecommunications management companies with respect to certain portions of their businesses.

         Overseas, WorldCom competes with incumbent providers, some of which still have special regulatory status and the exclusive rights to provide certain services, and virtually all of which have historically dominated their local, domestic long distance and international services business. These incumbent providers have numerous advantages, including existing facilities, customer loyalty and substantial financial resources. WorldCom also competes with other service providers, many of which are affiliated with incumbent providers in other countries. Typically, WorldCom must devote extensive resources to obtaining regulatory approvals necessary to operate overseas, and then to obtaining access to and interconnection with the incumbent's network on a non-discriminatory basis.

         WorldCom may also be subject to additional competition due to the development of new technologies and increased availability of domestic and international transmission capacity. For example, even though fiber optic networks, such as that of WorldCom, are now widely used for long distance transmission, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and fiber optic transmission capacity for services similar to those provided by WorldCom. WorldCom cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. For most of the Company's communications services, the factors critical to consumers' choice of a service provider are cost, ease of use, speed of installation, quality, reputation, and in some cases geography and network size.

         Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes, in part, the predicate for the BOCs to provide in-region interexchange long distance services if the constitutionality of the Telecom Act is upheld. The BOCs are currently allowed to offer certain "incidental" long distance service in-region and to offer out-of-region long distance services. Once the BOCs are allowed to offer in-region long distance services, they could be in a position to offer single source local and long distance service similar to that being offered by WorldCom. WorldCom expects that the increased competition made possible by regulatory reform will result in certain additional pricing and margin pressures in the domestic telecommunications services business. Such of the additional pressures as may result from BOC provision of in-region interexchange long distance services may be accelerated if the ruling of the Texas District Court on the constitutionality of the Telecom Act's restrictions is ultimately upheld on appeal.

         WorldCom also competes in offering data communications services, including Internet access and related services. This is also an extremely competitive business, and WorldCom expects that competition will intensify in the future. WorldCom believes that the ability to compete successfully in this arena depends on a number of factors, including: industry presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation on the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by WorldCom and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The success of WorldCom will depend heavily upon its ability to provide high quality data communication services, including Internet connectivity and value-added Internet services at competitive prices.

         Major telecommunications companies have expanded their current services to compete fully in offering data communication services, including Internet access and value-added and data communications services, and

WorldCom expects additional telecommunications companies to continue to compete in this arena. WorldCom believes that new competitors, including large computer hardware, software, media and other technology and communications companies will also offer data communications services, resulting in even greater competition for the combined company. Certain companies, including AT&T, GTE Corporation ("GTE"), Intermedia Communications, Inc., Teleport Communications Group, Qwest Communications, PSINet, Inc., IXC Communications, Inc. and Williams Communications, have obtained or expanded their Internet access products and services as a result of network deployment, acquisitions and strategic investments. Such acquisitions may permit WorldCom's competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. WorldCom expects these acquisitions and strategic investments to increase, thus creating significant new competitors to the Company. In addition, WorldCom expects new companies, such as Level 3, to enter this arena and provide additional competition for the Company's service offerings.

         As the Company continues to expand voice and data communications operations outside of the United States, the Company will be forced to compete with and buy services from incumbent providers, some of which are government-owned and/or still have special regulatory status and the exclusive rights to provide certain essential services. The Company will also encounter competition from companies whose operating styles are substantially different from those that they usually encounter. For example, in Europe, WorldCom's subsidiaries compete directly with: (1) telecommunications companies, such as BT, Deutsche Telekom AG and others; (2) global telecommunications alliances such as Global One (Deutsche Telekom AG, France Telecom and Sprint), Unisource/Uniworld (AT&T, Telia AB of Sweden, PTT Telecom Netherlands, and Swisscom) and others; and (3) other Internet access providers, such as Demon Internet Limited. Foreign competitors may also possess a better understanding of their local areas and may have better working relationships with, or control of, local telecommunications companies. There can be no assurance that the Company can obtain similar levels of local knowledge, and failure to obtain that knowledge could place the Company at a serious competitive disadvantage.

Anti-Takeover Provisions

         The Second Amended and Restated Articles of Incorporation of WorldCom (the "WorldCom Articles") contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing members of the WorldCom Board of Directors or unless certain minimum price, procedural and other requirements are met, (b) restricting aggregate beneficial ownership of the capital stock of WorldCom by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption, and (c) authorizing WorldCom's Board of Directors to issue preferred stock in one or more classes without any action on the part of shareholders. In addition, WorldCom has entered into a Rights Agreement between WorldCom and The Bank of New York, as Rights Agent (the "Rights Agent"), dated as of August 25, 1996, as amended (the "WorldCom Rights Agreement"), which would cause substantial dilution to a person or group that attempts to acquire WorldCom on terms not approved by WorldCom's Board of Directors. Further, the WorldCom Restated Bylaws (the "WorldCom Bylaws") (a) contain requirements regarding advance notice of nomination of directors by shareholders and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions, including the WorldCom Rights Agreement, may have an "anti-takeover" effect. See "Description of WorldCom Capital Stock."


                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be sold by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest (collectively with the Selling Shareholders, the "Sellers") acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

         The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the

Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on The Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         The Company is bearing all of the costs relating to the registration of the Shares (other than fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Sellers.

         Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

         Pursuant to the registration rights granted to the Selling Shareholders in the Share Exchange Agreement, the Company has agreed to indemnify the Selling Shareholders any person who controls any of the Selling Shareholders against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act.

                         INFORMATION REGARDING WORLDCOM

         The following briefly describes the businesses of WorldCom, as well as information regarding the MCI/WorldCom Merger. Additional information regarding WorldCom and such proposed transactions is contained in its filings with the Commission pursuant to the Exchange Act. See "Available Information" and "Incorporation of Documents by Reference."

BUSINESS OF WORLDCOM

         WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance, and Internet customers domestically and internationally. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

         WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, dedicated and dial-up Internet access, resale cellular services, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to ATM-based backbone service, web server hosting and integration services and interconnection via Network Access Points ("NAPs") to ISPs.

         WorldCom's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702, and its telephone number is (601) 360-8600.

RECENT DEVELOPMENTS

The MCI/WorldCom Merger

         On October 1, 1997, WorldCom announced its intention to commence an exchange offer to acquire all of the outstanding shares of MCI common stock, par value $.10 per share ("MCI Common Stock"), for $41.50 of Common Stock, subject to adjustment in certain circumstances as set forth in materials filed by WorldCom with the Commission. On November 9, 1997, WorldCom entered into an Agreement and Plan of Merger (the "MCI/WorldCom Merger Agreement") with MCI and MCI Merger Sub, providing for the MCI/WorldCom Merger, with MCI Merger Sub surviving as a wholly owned subsidiary of WorldCom. As a result of the MCI/WorldCom Merger, the separate corporate existence of MCI will cease, and MCI Merger Sub (which will be renamed "MCI Communications Corporation") will succeed to all the rights and be responsible for all the obligations of MCI in accordance with the Delaware General Corporation Law. Subject to the terms and conditions of the MCI/WorldCom Merger Agreement, each share of MCI Common Stock outstanding immediately prior to the effective time of the MCI/WorldCom Merger (the "MCI/WorldCom Effective Time"), other than shares owned by WorldCom or held by MCI, will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio (as defined below), and each share of MCI Class A Common Stock, par value $.10 per share outstanding immediately prior to the MCI/WorldCom Effective Time will be converted into the right to receive $51.00 in cash, without interest thereon. The "MCI Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $51.00 by the average of the high and low sales prices of WorldCom Common Stock (the "MCI/WorldCom Average Price") as reported on The Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the MCI/WorldCom Effective Time; provided, however, that the MCI Exchange Ratio will not be less than 1.2439 or greater than 1.7586. Cash will be paid in lieu of the issuance of any fractional share of WorldCom Common Stock in the MCI/WorldCom Merger.

         Based on the number of shares MCI Common Stock outstanding as of January 20, 1998 and assumed MCI Exchange Ratios of 1.2439 and 1.7586, approximately 710,554,160 shares and 1,004,566,722 shares, respectively, of Common Stock would be issued in the MCI/WorldCom Merger. In addition, as of December 31, 1997, outstanding options to purchase shares of MCI Common Stock would be converted in the MCI/ WorldCom Merger to options to acquire an aggregate of approximately 86,491,688 shares and 122,280,154 shares, respectively, of Common Stock, and the exercise price would be adjusted to reflect the MCI Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of Common Stock as they would have received had they exercised prior to the MCI/WorldCom Merger, at the same exercise price.

         The MCI/WorldCom Merger was approved by the MCI stockholders and the WorldCom shareholders at separate meetings held on March 11, 1998. The MCI/WorldCom Merger is also subject to approvals from the FCC, the Department of Justice and various state government bodies. In addition, the MCI/WorldCom Merger is subject to approval by the Commission of the European Communities (the "European Commission"). WorldCom anticipates that the MCI/WorldCom Merger will close in mid-1998.

         In addition, GTE Corporation and three of its subsidiaries filed suit in the U.S. District Court for the District of Columbia against WorldCom and MCI seeking to enjoin the pending merger on the grounds that it violates U.S. antitrust laws. WorldCom believes that the complaint is without merit, although there can be no assurance as to the ultimate result of the suit.

         Termination of the MCI/WorldCom Merger Agreement by MCI or WorldCom under certain conditions will require MCI to pay WorldCom $750 million as a termination fee and to reimburse WorldCom the $450 million alternative transaction fee paid by WorldCom to British Telecommunications plc ("BT"). Further, termination of the MCI/WorldCom Merger Agreement by MCI or WorldCom under certain conditions will require WorldCom to pay MCI $1.635 billion as a termination fee.

         Pursuant to an agreement (the "BT Agreement") among MCI, WorldCom and BT, the prior merger agreement between BT and MCI (the "BT/MCI Merger Agreement") was terminated, and WorldCom agreed to pay BT an alternative transaction fee of $450 million and expenses of $15 million payable to BT in accordance with the BT/MCI Merger Agreement. These fees were paid on November 12, 1997. WorldCom also agreed to pay to BT an additional payment of $250 million in the event that WorldCom is required to make the $1.635 billion payment to MCI in accordance with the MCI/WorldCom Merger Agreement. In addition, pursuant to the BT Agreement, BT voted (or caused to be voted) its shares of MCI Class A Common Stock in favor of the MCI/WorldCom Merger Agreement and the approval of the other transactions contemplated by the MCI/WorldCom Merger Agreement.

         The foregoing description of the MCI/WorldCom Merger Agreement and the BT Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are attached to the WorldCom 1997 Form 10-K and incorporated by reference herein. Additional information regarding such agreements and the transactions contemplated thereby is also contained under the caption "The MCI/WorldCom Merger" contained in WorldCom's Current Report on Form 8-K/A-1 dated November 9, 1997 (filed January 27, 1998), which is incorporated by reference herein.

Divestiture of MCI Internet Backbone

         On May 28, 1998, MCI announced that it entered into a letter of intent with Cable & Wireless PLC ("Cable & Wireless") to sell its Internet backbone service business for $625 million in cash. Under the terms of the proposed agreement, MCI would sell to Cable & Wireless its Internet backbone service business, comprising all of its 22 domestic nodes, 15,000 interconnection ports, more than 40 ongoing peering agreements, and equipment dedicated to supporting the network including routers and switches. Cable & Wireless would acquire and assume support for MCI's contracts with its ISP customers, whose business is primarily re-selling Internet access. Additionally, MCI would provide the underlying telecommunications transport services supporting the Cable & Wireless backbone and would provide additional services as required by Cable & Wireless and MCI would use Cable & Wireless's backbone services to support certain non-ISP customers. The agreement sets forth certain revenue and traffic guarantees for Cable & Wireless.

         MCI's residential and non-ISP commercial customers (who are not resellers of Internet services) would not be affected by the Cable & Wireless transaction, and MCI would continue to provide non-Internet services to its ISP customers. Residential and commercial customers would continue to receive MCI services exactly as they do today from the same access facilities, under the same terms of their contracts and with support from their existing account teams. For a period of at least two years, underlying Internet services for MCI's existing customers would be provided on the Cable & Wireless network, MCI would continue to provide Intranet, web-hosting and other value-added Internet services to its customer base.

         The completion of the acquisition of MCI's Internet backbone service business by Cable & Wireless is subject to certain conditions precedent which must be met by December 31, 1998 or the agreement will terminate. The conditions precedent include (i) the receipt of certain government approvals of the acquisition itself, including that of the U.S. Department of Justice ("DOJ") and (ii) satisfaction of the conditions precedent to the MCI/WorldCom Merger which include the receipt of approvals of the DOJ, the European Commission and the FCC. The second of these conditions precedent requires, among other things, that the proposed sale of MCI's Internet backbone service business to Cable & Wireless satisfies concerns the DOJ and the European Commission have raised in the context of their review of the MCI/WorldCom Merger about the combination of MCI's and WorldCom's Internet businesses. MCI and WorldCom are currently in discussions with the DOJ and the European Commission to address their concerns.

         On June 10, 1998, Cable & Wireless filed a civil action in the United States District Court for the District of Columbia ("DC District Court") seeking, in essence, to compel compliance with certain provisions of the agreement. On June 12, 1998, the DC District Court denied Cable & Wireless' motion for a temporary restraining order enforcing certain provisions of the agreement. The ruling, however, was without prejudice to the right of Cable & Wireless to seek injunctive relief at some future point.

                   INFORMATION REGARDING SELLING SHAREHOLDERS

         The Shares were issued to David C. McCourt, Michael A. Adams and Nicolas A. Kensington on August 19, 1997, pursuant to a certain Share Exchange Agreement, by and among WorldCom and the Selling Shareholders, dated June 19, 1997 (the "Share Exchange Agreement"), that was entered into in conjunction with WorldCom's acquisition of McCourt Fiber Network, Inc. ("MFN"), a Massachusetts corporation. Pursuant to the Share Exchange Agreement, the Company acquired the shares of common stock of MFN that it did not already own. Costa Kensington acquired his shares from Nicolas A. Kensington.

         None of the Selling Shareholders is an affiliate of the Company.

         On December 31, 1996, a wholly owned subsidiary of WorldCom merged with MFS Communications Company, Inc. ("MFS") in a transaction accounted for as a purchase ("MFS Merger"). As a result of the MFS Merger, each share of MFS common stock was converted into the right to receive 2.1 shares of common stock of the Company. Outstanding MFS options and warrants generally were converted on a similar basis, except for MFS Shareworks Plus Awards, which were paid out in cash. Each share of MFS Series A 8% Cumulative Convertible Preferred Stock was converted into the right to receive one share of Series A 8% Cumulative Convertible Preferred Stock of WorldCom or 94,992 shares in the aggregate. Each share of MFS Series B Convertible Preferred Stock was converted into the right to receive one share of Series B Convertible Preferred Stock of WorldCom, or approximately 12.7 million shares in the aggregate.

         Pursuant to the MFS merger agreement, WorldCom agreed to cause the WorldCom Board of Directors as of the effective time of the MFS Merger to consist of an odd number of directors, with MFS being entitled to designate one less director than WorldCom. Mr. McCourt was among the directors designated by MFS to become a director of WorldCom. Mr. McCourt resigned as a director of WorldCom in March 1998.

         Each of the Selling Shareholders presently beneficially owns less than one percent of the outstanding Common Stock. The Selling Shareholders do not beneficially own any other shares of Common Stock except for Mr. McCourt, who beneficially owns a total of 824,423 shares, which includes 95 shares issuable upon conversion of WorldCom Series B Preferred Stock (as hereinafter defined) and 5,000 shares purchasable upon the exercise of options. The Selling Shareholders have sole voting and investment power with respect to the Shares.

         The following table sets forth the number of shares owned by each of the Selling Shareholders as of June 15, 1998 prior to the Offering and after the Offering.

                                                       AMOUNT OF                       AMOUNT OF
                                                      COMMON STOCK                   COMMON STOCK
                                                   OWNED PRIOR TO THE               OWNED AFTER THE
                  SELLING SHAREHOLDER                   OFFERING                       OFFERING
                  -------------------              -------------------              ----------------
                  Michael A. Adams                       16,923                           --

                  David C. McCourt                      824,423                         12,115

                  Nicolas A. Kensington                  16,423                           --

                  Costa Kensington                        500*                            --

                  TOTAL                                 858,269                         12,115

         ---------
         *        Held in the name of Charles Schwab Corporation.

                      DESCRIPTION OF WORLDCOM CAPITAL STOCK

         The following summary is a description of the material terms of WorldCom capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of the Georgia Business Corporation Code (the "GBCC"), the WorldCom Articles, the WorldCom Bylaws, the Deposit Agreement (referred to below), and the WorldCom Rights Agreement. The WorldCom Articles, the WorldCom Bylaws, the Deposit Agreement and the

WorldCom Rights Agreement are included in or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

         The authorized capital stock of WorldCom consists of 2,500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 1998, there were 1,028,976,222 shares of Common Stock, 94,992 shares of WorldCom Series A Preferred Stock (which were redeemed for or converted into shares of WorldCom Common Stock on or prior to May 31, 1998, as discussed below) and 12,237,025 shares of WorldCom Series B Preferred Stock issued and outstanding.

COMMON STOCK

         All of the outstanding shares of Common Stock are fully paid and nonassessable. Subject to the prior rights of the holders of preferred stock which may be issued and outstanding, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor, and, in the event of the dissolution of WorldCom, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences of the holders of WorldCom preferred stock, as provided in the WorldCom Articles. Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders' meeting, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized Common Stock may be issued without shareholder approval.

         The transfer agent and registrar for the Common Stock is The Bank of New York, 101 Barclay Street -- 12W, New York, NY 10286.

PREFERRED STOCK

         The authorized but unissued preferred stock of WorldCom is available for issuance from time to time at the discretion of the WorldCom Board of Directors without shareholder approval. The WorldCom Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number, designation, preferences, limitations and relative rights of the shares of such series, subject to applicable law and the provisions of any outstanding series of preferred stock. The terms of any series of preferred stock including, but not limited to, dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on other shareholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on dividends on the Common Stock if dividends on the preferred stock are in arrears, dilution of the voting power of other shareholders to the extent a series of the preferred stock has voting rights, and reduction of amounts available on liquidation as a result of any liquidation preference granted to any series of preferred stock.

SERIES A PREFERRED STOCK AND DEPOSITARY SHARES

         On May 15, 1998, the Company announced that it elected to redeem on May 31, 1998 (the "Redemption Date"), all of the outstanding shares of WorldCom Series A Preferred Stock and related Depositary Shares. On the Redemption Date, each Depositary Share will be redeemed for 0.79511 shares of Common Stock. The Company will pay cash in lieu of any fractional share of Common Stock. The Depositary Shares are convertible into 3.44274 shares of Common Stock for each Depositary Share plus payment of unpaid dividends at any time prior to the close of business on the Redemption Date. Accordingly, WorldCom expects that all of the holders of Depositary Shares will convert their shares into Common Stock prior to redemption.

         From and after the Redemption Date, (i) dividends on the WorldCom Series A Preferred Stock and the Depositary Shares shall cease to accrue, (ii) the WorldCom Series A Preferred Stock and the Depositary Shares shall no longer be deemed to be outstanding and (iii) all rights of the holders of Receipts evidencing Depositary Shares shall cease (except the rights to receive the shares of Common Stock and cash in lieu of any fractional shares thereof payable upon such redemption, without interest thereon, upon surrender of Receipts evidencing Depositary Shares).

         The Call Price per Share of WorldCom Series A Preferred Stock and the Current Market Price per share of Common Stock used for purposes of determining the exchange rate were $3,417.00 and $42.975 respectively. The Current Market Price is the lesser of (i) the average of the high and low sales prices of the Common Stock as reported on The Nasdaq National Market for the 10 consecutive trading days ending on and including the date of determination, which was May 14, 1998, or (ii) the closing price of the Common Stock on The Nasdaq National Market on the date of determination. The number of shares of Common Stock to be exchanged for each outstanding share of WorldCom Series A Preferred Stock is the result of dividing the Call Price by the Current Market Price.

SERIES B PREFERRED STOCK

         The following description of WorldCom Series B Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the WorldCom Articles.

Dividends

         The holders of WorldCom Series B Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available therefor, cumulative dividends from the issue date of the WorldCom Series B Preferred Stock, accruing at the rate per share of $.0775 per annum, payable when and as the WorldCom Board of Directors may determine, in cash, before any dividends shall be set apart for or paid upon the WorldCom Common Stock or any other stock ranking as to dividends junior to the WorldCom Series B Preferred Stock in any year. Notwithstanding the foregoing, WorldCom may declare, set apart and pay dividends on shares of the WorldCom Series A Preferred Stock whether or not dividends have been declared, set apart or paid on the shares of WorldCom Series B Preferred Stock. Dividends are only payable in cash, except for payment of accrued but unpaid dividends upon conversion, redemption or liquidation of the WorldCom Series B Preferred Stock, as the case may be, as described below.

         WorldCom is not permitted to set apart for or pay upon the WorldCom Common Stock any Extraordinary Cash Dividend (as defined below) unless, at the same time, WorldCom shall have set apart for or paid upon all shares of WorldCom Series B Preferred Stock an amount of cash per share of WorldCom Series B Preferred Stock equal to the Extraordinary Cash Dividend that would have been paid in respect of such share if the holder of such share of WorldCom Series B Preferred Stock had converted such share into shares of WorldCom Common Stock immediately prior to the record date for such Extraordinary Cash Dividend. The term "Extraordinary Cash Dividend" means, with respect to any cash dividend or distribution paid on any date, the amount, if any, by which all cash dividends and cash distributions on the WorldCom Common Stock paid during the consecutive 12-month period ending on and including such date exceeds, on a per share of WorldCom Common Stock basis, 10% of the average daily closing price of the WorldCom Common Stock over such 12-month period.

Conversion at Option of Holder

         The shares of WorldCom Series B Preferred Stock are convertible, in whole or in part, at the option of the holder thereof, at any time, unless previously redeemed, into shares of Common Stock at a rate of 0.0973912 shares of WorldCom Common Stock for each share of WorldCom Series B Preferred Stock (equivalent to an initial conversion price of $10.268 per share of WorldCom Common Stock), subject to adjustment for certain capital events (the "Series B Conversion Rate"), and the holder will also be entitled to receive accrued and unpaid dividends payable in cash or, at the option of WorldCom, in shares of Common Stock, based on the Fair Market Value thereof (as defined in the WorldCom Articles).

Adjustment for Consolidation or Merger

         In the case of certain mergers, consolidations or other capital transactions, certain customary provisions are required to be made relating to the terms of conversion and redemption applicable to the WorldCom Series B Preferred Stock in order to protect the interests of the holders thereof.

Right to Redeem WorldCom Series B Preferred Stock

         The WorldCom Series B Preferred Stock is not redeemable by WorldCom prior to September 30, 2001. Thereafter, WorldCom has the right to redeem the shares of WorldCom Series B Preferred Stock, in whole or in part, at a redemption price of $1.00 per share plus an amount equal to all accrued and unpaid dividends thereon (the "Redemption Price"); provided, that all or any portion of the Redemption Price may be paid in shares of Common Stock as determined by the WorldCom Board of Directors based on the Fair Market Value thereof (as defined in the WorldCom Articles).

Liquidation Rights

         In the event of the liquidation, dissolution, or winding up of the business of WorldCom, the holders of WorldCom Series B Preferred Stock are entitled to receive a liquidation preference for each share of WorldCom Series B Preferred Stock in an amount equal to the sum of $1.00 plus all accrued and unpaid dividends thereon to the date of liquidation, dissolution or winding up.

Voting Rights

         Each share of WorldCom Series B Preferred Stock is entitled to one vote per share with respect to all matters voted on at a shareholders' meeting, including the election of directors. The holders of the WorldCom Series B Preferred Stock and the holders of Common Stock (and WorldCom Series A Preferred Stock) will vote together as a single class, unless otherwise provided by law or the WorldCom Articles. The approval of at least a majority of the votes entitled to be cast by the holders of issued and outstanding shares of WorldCom Series B Preferred Stock is required to adversely change the rights, preferences or privileges of the WorldCom Series B Preferred Stock. For this purpose, the authorization or issuance of any series of preferred stock with preference or priority over, or being on a parity with the WorldCom Series B Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of WorldCom shall not be deemed to affect adversely the WorldCom Series B Preferred Stock. In case WorldCom shall at any time prior to March 23, 1999 subdivide (whether by stock dividend, stock split or otherwise) the outstanding shares of Common Stock into a greater number of shares (each a "Subdivision"), the voting rights of each share of WorldCom Series B Preferred Stock will be adjusted to provide that the percentage of the aggregate voting power of the Common Stock represented by the WorldCom Series B Preferred Stock shall be the same as such percentage immediately prior to such Subdivision, with the holder of each share of WorldCom Series B Preferred Stock being entitled to the number of votes proportionate to such adjustment. Such adjustments made pursuant to a Subdivision will become effective immediately after the effective date of the Subdivision.

WORLDCOM SERIES 3 PREFERRED STOCK

         In connection with the issuance of the WorldCom Rights (as hereinafter defined), the WorldCom Board of Directors has authorized 2,500,000 shares of preferred stock to be issued as Series 3 Junior Participating Preferred Stock (the "WorldCom Series 3 Preferred Stock"), a description of the terms of which is set forth below under "-- Preferred Stock Purchase Rights."

PREFERRED STOCK PURCHASE RIGHTS

         On August 25, 1996, WorldCom entered into the WorldCom Rights Agreement, and the WorldCom Board of Directors authorized the issuance of one preferred share purchase right (a "WorldCom Right") for each outstanding share of Common Stock outstanding as of September 6, 1996 and issued thereafter until the Distribution Date, as defined in the WorldCom Rights Agreement (the "WorldCom Distribution Date"). Each WorldCom Right entitles the registered holder to purchase from WorldCom one one-thousandth of a share of WorldCom Series 3 Preferred Stock at an initial price of $160.00 per one one-thousandth of such share, subject to adjustment as described in the WorldCom Rights Agreement.

         The WorldCom Rights will be evidenced by the Common Stock until, and a WorldCom Distribution Date will occur upon, the earlier of ten business days following public disclosure or the date on which WorldCom first determines that certain persons or groups (a "WorldCom Acquiring Person") have become the beneficial owner of 15% or more of the outstanding shares of voting stock of WorldCom (the "Stock Acquisition Date") or ten business days (or such later date as may be determined by action of the WorldCom Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer that would result in certain persons or groups becoming a WorldCom Acquiring Person. Pursuant to the WorldCom Rights Agreement, as amended, the WorldCom Rights are not exercisable until the WorldCom Distribution Date and will expire, if not previously exercised, on September 6, 2001, unless such final expiration date is extended (subject to shareholder approval) or unless the WorldCom Rights are earlier redeemed or exchanged by WorldCom.

         Upon the occurrence of a WorldCom Distribution Date, each holder of a WorldCom Right, except for a WorldCom Acquiring Person, has the right to acquire, upon exercise of the WorldCom Right, Common Stock having a value equal to two times the exercise price of the WorldCom Right. If a person becomes a WorldCom Acquiring Person and (i) WorldCom is acquired in a merger or other business combination transaction in which either WorldCom is not the surviving corporation or WorldCom Common Stock is exchanged or changed, or (ii) 50% or more of WorldCom's assets or earnings power is sold in one or several transactions, each holder of a WorldCom Right, except for a WorldCom Acquiring Person, would acquire, upon exercise of the WorldCom Right, such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current exercise price for a WorldCom Right by the number one one- thousandths of a share of WorldCom Series 3 Preferred Stock for which a WorldCom Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

         If a person or group acquires more than 15% but less than 50% of the outstanding Common Stock, WorldCom can exchange each WorldCom Right, except those held by such person or group, for one share of Common Stock.

         The WorldCom Series 3 Preferred Stock will be nonredeemable and junior to any other series of WorldCom preferred stock (unless otherwise provided in the terms of such WorldCom preferred stock). Each share of WorldCom Series 3 Preferred Stock will have a preferential dividend in an amount equal to 1,000 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of the WorldCom Series 3 Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per share of Common Stock. Each share of WorldCom Series 3 Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of WorldCom Series 3 Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the WorldCom Series 3 Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         At any time prior to the time a WorldCom Acquiring Person becomes such, WorldCom may redeem the WorldCom Rights in whole, but not in part, at a price of $.01 per WorldCom Right. The redemption of the WorldCom Rights may be made effective at such time, on such basis and with such conditions as the WorldCom Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the WorldCom Rights, the right to exercise the WorldCom Rights will terminate, and the only right of the holders of the WorldCom Rights will be to receive the redemption price.

         The terms of the WorldCom Rights may be amended by the WorldCom Board of Directors without the consent of the holders of the WorldCom Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of WorldCom then known to WorldCom to be beneficially owned by any person or group and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes a WorldCom Acquiring Person no such amendment may adversely affect the interests of the holders of the WorldCom Rights.

         The WorldCom Rights have certain anti-takeover effects. The WorldCom Rights will cause substantial dilution to a person or group that attempts to acquire or merge with WorldCom in certain circumstances. Accordingly, the existence of the WorldCom Rights may deter certain potential acquirors from making certain takeover proposals or tender offers. The WorldCom Rights should not interfere with any merger or other business combination approved by the WorldCom Board of Directors since WorldCom may redeem the WorldCom Rights as described above.

CERTAIN CHARTER AND BYLAW PROVISIONS

         ELECTION OF DIRECTORS. Under Georgia law, directors, unless their terms are staggered pursuant to the corporation's articles of incorporation or a bylaw adopted by the shareholders, are elected at each annual shareholder meeting, and vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise. The articles of incorporation may authorize the election of certain directors by one or more classes or series of shares. The articles of incorporation or the bylaws also may allow the shareholders or the board of directors to fix or change the number of directors. Currently, the WorldCom Bylaws provide that the number of members of the WorldCom Board of Directors shall be fixed by the WorldCom Board of Directors but shall not be less than three. Neither the WorldCom Articles nor the WorldCom Bylaws provide for a staggered board of directors. Subject to certain restrictions, nominations to the WorldCom Board of Directors may be made by either the Board or shareholders if, in the case of nominations by shareholders, notice thereof is delivered to WorldCom not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of WorldCom shareholders. Under Georgia law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. The WorldCom Articles do not provide for cumulative voting.

         SPECIAL MEETINGS OF SHAREHOLDERS. Georgia law permits the board of directors or any person authorized in the corporation's articles of incorporation or bylaws to call special meetings of shareholders. Except in the case of a corporation having 100 or fewer shareholders of record, a special meeting may also be called by at least 25% or such greater or lesser percentage of all the votes entitled to be cast on any issue proposed to be considered at the special meeting as may be provided in the corporation's articles of incorporation or bylaws. The WorldCom Bylaws provide that a special meeting may be called by the WorldCom Board of Directors, the President of WorldCom or the holders of not less than 40% of all the votes entitled to be cast on the issue proposed to be considered at the proposed special meeting.

         SPECIAL REDEMPTION PROVISIONS. Under the GBCC, a corporation may acquire its own shares of capital stock, subject to the requirement that at all times the corporation must have authorized: (i) at least one or more classes of shares that together have unlimited voting rights; and (ii) at least one or more classes of shares (which may be the same class or classes as those with unlimited voting rights) that together are entitled to receive the net assets of the corporation upon dissolution. In addition, a corporation's acquisition of its own shares of capital stock is deemed a "distribution" under Georgia law and, accordingly, is subject to the restrictions on distributions set forth in the corporation's articles of incorporation and Section 14-2-640 of the GBCC.

         The WorldCom Articles contain provisions permitting WorldCom to redeem shares of its capital stock from certain foreign shareholders in order to enable it to continue to hold certain common carrier radio licenses. These provisions are intended to cause WorldCom to remain in compliance with the Communications Act of 1934, as amended, and the regulations of the FCC promulgated thereunder. Under these provisions, at such time as the percentage of capital stock owned by foreign shareholders or certain affiliates thereof exceeds 20%, WorldCom has the right to redeem the excess shares held by such persons at the fair market value thereof. Following any determination that such excess shares exist, such excess shares shall not be deemed outstanding for purposes of determining the vote required on any matter brought to the attention of the shareholders of WorldCom and such excess shares shall have no right to receive any dividends or other distributions, including distributions in liquidation. If such shares are traded on a national securities exchange or in the over-the-counter market, such fair market value is the average closing price for the 45 trading days immediately preceding the date of redemption. If such shares are not so traded, such fair market value shall be established by the WorldCom Board of Directors. In the event there is a foreign shareholder who acquired shares within 120 days of the date of redemption, however, the redemption price shall not exceed the price per share paid by such shareholder. At least 30 days' notice of redemption must be given, and the redemption price may be paid in cash, securities or any combination thereof. WorldCom may require confirmation of citizenship from any record or beneficial owner of shares of its capital stock, and from any transferee thereof, as a condition to the registration or transfer of those shares.

         BUSINESS COMBINATION RESTRICTIONS. Under Georgia law, Georgia corporations may adopt a provision in their bylaws requiring that Business Combinations be approved by a special vote of the board of directors and/or the shareholders unless certain fair pricing criteria are met. Georgia corporations may also adopt a provision in their articles of incorporation or bylaws which requires that Business Combinations with Interested Shareholders be approved by a super- majority vote. These provisions, neither of which has been adopted by WorldCom, are described below. Also described below is the business combination restriction contained in the WorldCom Articles.

         Georgia's fair price statute authorizes a corporation to adopt a bylaw provision which requires special approval by the board of directors and/or shareholders for Business Combinations unless certain fair price criteria are met. Generally, for purposes of this statute, "Business Combinations" are defined to include mergers, sales of 10% or more of the corporation's assets out of the ordinary course of business, liquidations, and certain issuances of securities, involving the corporation and any Interested Shareholder. For purposes of this statute, an "Interested Shareholder" is defined as a person or entity that is the beneficial owner of 10% or more of the voting power of the corporation's voting stock, or a person or entity that is an affiliate of the corporation and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the then outstanding voting power of the corporation's voting stock. To satisfy Georgia's fair price statute, a Business Combination with an Interested Shareholder must meet one of three criteria: (i) the transaction must be approved unanimously by the "Continuing Directors" (directors who served as directors immediately prior to the date the Interested Shareholder first became an Interested Shareholder and who are not affiliates or associates of the Interested Shareholder or his affiliates), provided that the Continuing Directors constitute at least three members of the board of directors at the time of such approval; (ii) the transaction must be recommended by at least two-thirds of the Continuing Directors and approved by a majority of the votes entitled to be cast by holders of voting shares, excluding shares beneficially owned by the Interested Shareholder who is, or whose affiliate is, a party to the Business Combination; or (iii) the terms of the transaction must meet statutory fair pricing criteria and certain other tests intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless of when they sell to the acquiring party.

         Georgia's business combination statute authorizes a "resident domestic corporation" to adopt a bylaw provision which prohibits Business Combinations with Interested Shareholders occurring within five years of the date a person first becomes an Interested Shareholder, unless special approval of the transaction is obtained. For purposes of this statute, Business Combination is defined to include mergers, sales of 10% or more of the corporation's net assets, and certain issuances of securities, all involving the corporation and any Interested Shareholder. Interested Shareholder has the same definition as under the Georgia fair price statute. With limited exceptions, any Business Combination with an Interested Shareholder within five years of the date such person first became an Interested Shareholder requires approval in one of three ways: (i) prior to such person becoming an Interested Shareholder, the corporation's board of directors must have approved the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) the Interested Shareholder must acquire at least 90% of the outstanding voting stock of the corporation (other than shares owned by officers, directors and their affiliates and associates) in the same transaction in which such person becomes an Interested

Shareholder; or (iii) subsequent to becoming an Interested Shareholder, such person acquires additional shares resulting in ownership of at least 90% of the outstanding shares (other than shares owned by officers, directors and their affiliates and associates), and obtains the approval of the Business Combination by the holders of a majority of the shares entitled to vote thereon, exclusive of shares held beneficially by the Interested Shareholder and its affiliates (and shares owned by officers, directors and their affiliates and associates).

         The WorldCom Articles contain a provision that requires the approval by the holders of at least 70% of the voting power of the outstanding shares of any class of stock of WorldCom entitled to vote generally in the election of directors as a condition for Business Transactions (defined below) involving WorldCom and a Related Person (defined below) or in which a Related Person has an interest, unless (a) the Business Transaction is approved by at least a majority of WorldCom's Continuing Directors (defined below) then serving on the Board of Directors, but if the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such transaction must have been approved by the unanimous vote of such Continuing Directors so long as there were at least three such Continuing Directors serving on the Board of Directors at the time of such unanimous vote, provided that no such Continuing Director is a Related Person who has an interest in the Business Transaction (other than a proportionate interest as a shareholder of WorldCom), or (b) certain minimum price and procedural requirements are met. A "Business Transaction" is defined to mean: (i) any merger, share exchange or consolidation involving WorldCom or any of its subsidiaries; (ii) any sale, lease, exchange, transfer or other disposition by WorldCom or any of its subsidiaries of more than 20% of its assets; (iii) any sale, lease, exchange, transfer or disposition of more than 20% of the assets of an entity to WorldCom or a subsidiary of WorldCom; (iv) the issuance, sale, exchange, transfer or other disposition by WorldCom or a subsidiary of WorldCom of any securities of WorldCom or any subsidiary in exchange for cash, securities or other properties having an aggregate fair market value of $15.0 million or more; (v) any merger, share exchange or consolidation between WorldCom and any subsidiary of WorldCom in which WorldCom is not the survivor and the charter of the surviving corporation does not contain provisions similar to this provision; (vi) any recapitalization or reorganization of WorldCom or reclassification of its securities which would have the effect of increasing the voting power of a Related Person; (vii) any liquidation, spin off, split off, split up or dissolution of WorldCom; and
(viii) any agreement, contract or other arrangement providing for any of the Business Transactions defined or having a similar purpose or effect. A "Related Person" is defined to mean a beneficial owner which, together with its Affiliates and Associates (defined below), beneficially owns 10% or more of WorldCom's outstanding voting stock or who had such level of beneficial ownership: (a) at the time of entering into the definitive agreement providing for the Business Transaction; (b) at the time of adoption by the Board of Directors of a resolution approving such transaction; or (c) as of the record date for the determination of shareholders entitled to vote on or consent to the Business Transaction. A "Continuing Director" is a director of WorldCom who either was a member of the Board of Directors on September 15, 1993, or who became a director of WorldCom subsequent to such date and whose election, or nomination for election by the shareholders, was approved by at least a majority of the Continuing Directors then on the Board of Directors. If the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such election or nomination must have been approved by the unanimous vote of the Continuing Directors so long as there were at least three such Continuing Directors on the Board of Directors at the time of such unanimous vote. An "Affiliate" is defined to mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person. An "Associate" is defined to mean: (a) any corporation, partnership or other organization of which such specified person is an officer or partner; (b) any trust or other estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity; (c) any relative or spouse of such specified person, or any relative of such spouse, who has the same home as such specified person or who is a director or officer of WorldCom or any of its subsidiaries; and (d) any person who is a director, officer or partner of such specified person or of any corporation (other than WorldCom or any wholly owned subsidiary of WorldCom), partnership or other entity which is an Affiliate of such specified person.

         Reference is made to the full text of the WorldCom Articles and the WorldCom Bylaws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. In addition, one of the effects of the existence of unissued and unreserved Common Stock and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of WorldCom by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of WorldCom's management and possibly deprive the shareholders of opportunities to sell their shares of WorldCom Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of WorldCom.

                                     EXPERTS

         The consolidated financial statements of WorldCom as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in WorldCom's Current Report on Form 8-K dated May 28, 1998 (filed May 28,
1998), and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements and schedule of MFS as of December 31, 1996 and for the period then ended (see Note 1 to the MFS Consolidated Financial Statements), and for the year ended December 31, 1996, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed December 19, 1997) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of MFS as of December 31, 1995 and 1994 and for each of the three and two years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996 and December 19, 1997) and incorporated by reference into this registration statement, have been incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

         The consolidated financial statements of UUNET as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of MCI, as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference to WorldCom's Current Report on Form 8-K/A-3 dated November 9, 1997 (filed May 28, 1998), have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.




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